PE 1/9/2015



UNITED STATES NO ACT Received SEC
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FEB 27 2015

DIVISION OF
CORPORATION FINANCE





15005604

Washington, DC 20549

February 27, 2015

Katherine E. Schuelke
Altera Corporation
kschuelk@altera.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-27-15

Re: Altera Corporation
Incoming letter dated January 9, 2015

Dear Ms. Schuelke:

This is in response to your letters dated January 9, 2015, February 9, 2015 and February 13, 2015 concerning the shareholder proposal submitted to Altera by John Chevedden. We also have received letters from the proponent dated February 9, 2015, February 11, 2015 and February 17, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 27, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Altera Corporation
Incoming letter dated January 9, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Altera may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Altera may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Altera may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Altera may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Altera Corporation (ALTR)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal and the repetitive February 13, 2013 company letter.

The text of this proposal is flexible and gives "discretion" to the Board. Two sentences contain the word "discretion." A 3rd sentence also "allows for policy departure."

The company does not address the point that owing company stock is an integral (essential) part of a company directorship. And a company directorship is an allowed director connection to the company according to the text of the resolved statement.

The company has information on the number of years or decades that owing company stock has been an integral part of a company directorship.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Justin Walker <jwalker@altera.com>

Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000



1934 Act/Rule 14a-8

February 13, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Altera Corporation
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter concerns the request, dated January 9, 2015 (the "Initial Request Letter") submitted by Altera Corporation, a Delaware corporation (the "Company" or "Altera"), seeking confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the stockholder proposal and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent") under cover of a letter dated November 28, 2014.

We are in receipt of the Proponent's submissions to the Staff dated February 9, 2015 and February 11, 2015 (collectively, the "Proponent Letters"). The Proponent Letters state as follows:

> This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal.
>
> The text of this proposal is flexible and gives "discretion" to the Board. Two sentences contain the word "discretion." A 3rd sentence also "allows for policy departures."
>
> This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

We submit this letter to supplement the Initial Request Letter and to respond to the statements made in the Proponent Letters. For the reasons set forth in the Initial Request Letter and in this letter, the Company believes that the Proposal may be properly omitted from the 2015 Proxy Materials, on the grounds that: (i) the Proposal is impermissibly vague and indefinite so as to be inherently materially false and misleading, and therefore is excludable in reliance on the

Rule 14a-8(i)(3); and (ii) the Company lacks the Power or Authority to implement the Proposal, and therefore the proposal is excludable in reliance on Rule 14a-8(i)(6). Notwithstanding the statements made by the Proponent in the Proponent Letters, for the reasons set forth in this letter and in the Initial Request Letter, the discretion contemplated by language of the Proposal and the specific allowance for policy departures in the case of extraordinary circumstances do not in any way address those fundamental defects of the Proposal which have led the Company to conclude that the Proposal may be omitted in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(6). The Company therefore renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from the 2015 Proxy Materials in reliance on Rule 14a-8.

I. BACKGROUND

By letter dated November 28, 2014, the Company received the Proposal from the Proponent for inclusion in the 2015 Proxy Materials. The Proposal states as follows:

Proposal 4 – Independent Board Chairman

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

The Proposal also includes a supporting statement, which reads as follows:

> When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. This proposal topic, sponsored by Ray T. Chevedden, won 55% support at Sempra Energy.
>
> This proposal topic received 48% support at our 2014 annual meeting. This 48% support is believed to represent a substantial majority of the Altera shareholders who are most informed on the topic of an independent board chairman.

> Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:
>
> GMI Ratings, an independent investment research firm, rated Altera D in executive pay. John Daane was given $9 million in 2013 Total Realized Pay. Unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to obtain lucrative pay without necessarily having earned it through strong performance.
>
> Altera had not disclosed specific, quantifiable performance objectives for our CEO. CEO perks were excessive. Altera can pay long-term incentives to the CEO for below-median performance compared to a peer group. Our board had not established a formal clawback policy to recover unearned incentive pay.
>
> Arthur Bowman, who controlled 33% of the vote on our audit committee, was negatively flagged due to his service on the Dionex Corporation board when it was delisted due to a violation of exchange regulations.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:
>
> **Independent Board Chairman - Proposal [ ]**

The Company believes that the Proposal may be properly omitted from the 2015 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(3), as the Proposal is impermissibly vague and indefinite so as to be inherently materially false and misleading; and

- Rule 14a-8(i)(6), as the Company lacks the Power or Authority to implement the Proposal.

The Proponent Letter states that "[t]he text of this proposal is flexible and gives 'discretion' to the Board." The Proponent Letter goes on to note that "[t]wo sentences contain the word 'discretion,'" and that "[a] 3rd sentence also 'allows for policy departures.'" With regard to the two sentences that contain the word "discretion," the first sentence states "[o]ur board would have discretion to deal with existing agreements in implementing this proposal," while the second sentence states "[o]ur board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders." With regard to the third referenced sentence, it states "[t]his policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair."

As discussed below, the Proponent Letters does not alter the analysis of the application of either Rule 14a-8(i)(3) or Rule 14a-8(i)(6) to the Proposal. Specifically, the instances in which the Proposal addresses "discretion" or provides for a policy departure in the event of extraordinary circumstances do not address the fundamental defects of the Proposal under Rule 14a-8(i)(3) or Rule 14a-8(i)(6).

II. EXCLUSION OF THE PROPOSAL

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it conflicts with the Company's Bylaws

As the Company noted in the Initial Request Letter, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rule 14a-9. Under Rule 14a-8(i)(3), a stockholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (September 15, 2004). In applying the inherently vague and indefinite standard, the Staff noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that the Board of Directors of the Company (the "Board") "adopt a policy that the Chairman of our Board of Directors shall be an Independent director who is not a current or former employee of the company . . . ." As noted in the Initial Request Letter, the Company's existing bylaws (the "Bylaws"), however, specifically require that the chairman of the Board also serve as chief executive officer, in the absence of a president. As specified in Section 5.1 of the Bylaws, the officers of the Company shall be a president, a secretary, and a chief financial officer. Section 5.7 explains that the Company's president shall also serve as its chief executive officer. Section 5.6 clarifies that the chairman of the Board, if one exists, shall serve as chief executive officer in the absence of a president. The Bylaws do not contemplate a separate individual serving as chief executive officer.

The Proposal's request for a policy that the chairman be an independent director who has not served as an executive officer directly conflicts with the requirement in the Company's Bylaws that the chairman serve as chief executive officer in the absence of a president. Because the Proposal does not address this conflict, it is unclear whether the Board would be required to follow the Company's Bylaws or the policy requested by the Proposal, it being impossible to comply with both. If the Board were to maintain a combined chairman-chief executive officer position in the absence of a separate individual serving as president in order to comply with the Bylaws, such action could be significantly different from the actions envisioned by the stockholders voting on the Proposal. As a result, in applying the Proposal to the Company, neither the stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Contrary to the suggestion in the Proponent Letters, the specific references to "discretion" in the proposal do not cure this fundamental defect of the Proposal under Rule 14a-8(i)(3). The first sentence referencing "discretion" in the Proposal states "[o]ur board would have discretion to deal with existing agreements in implementing this proposal." This sentence specifically refers to discretion to deal with existing "agreements" in implementing the Proposal, but does not specifically address the conflict that the policy contemplated by the Proposal would have with the Company's Bylaws. In this regard, it could not be reasonably expected that the reference to "agreements" in this sentence would include the Company's governing documents, such as its Bylaws, so the discretion contemplated by this sentence of the Proposal would be of no use in addressing the conflict between the policy called for by the Proposal and the Company's Bylaws. Further, the second sentence referencing "discretion" in the Proposal reads "[o]ur board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders." The Bylaw provisions described above do not confer any contract rights upon any persons that could be waived by such persons, but rather provide for the circumstances under which the Company may establish the positions of chairman of the Board, chief executive officer and president, therefore the discretion contemplated by this sentence of the Proposal would be of no use in addressing the conflict between the policy called for by the Proposal and the Company's Bylaws.

As noted in the Proponent Letter, the Proposal states that an exception to its directive that the chairman not be a current or former employee may apply "under extraordinary circumstances such as the unexpected resignation of the chair." The Bylaws prescribe that if there is no president, the chairman of the Board shall also be the chief executive officer of the Company. As discussed in the Initial Request Letter, the absence of a separate individual serving as president of the Company would not be an "extraordinary circumstance," as contemplated in the Proposal; rather, the potential absence of a president is an event that the Company has deliberately contemplated in its governing documents. For this reason, implementation of the Proposal directly conflicts with the Company's Bylaws, because the above-referenced provisions of the Bylaws allowing the chairman to serve as chief executive officer in the absence of a separate individual serving as president is not an "extraordinary circumstance" that would allow the Proposal's directives to continue to apply to the Company, despite the chairman also being an employee of the Company.

The Staff has concurred with the exclusion of proposals as vague and indefinite under Rule 14a-8(i)(3) when, as here, the proposal's implementation would directly conflict with a company's existing bylaw provision, while the proposal itself does not address this conflict. For example, in *Deere & Co.* (November 4, 2013), the Staff permitted exclusion of a proposal that requested a policy that "the [c]hairman of the [b]oard be an independent director who has not served as an executive officer of the [c]ompany." The proposal directly conflicted with the company's existing bylaws, which specifically required that the company's chairman serve as its chief executive officer and therefore must serve as an executive officer of the company. Because the proposal did not address this conflict, it was unclear whether the board would have been required to follow the company's bylaws or the policy requested by the proposal. The Staff therefore concluded that "in applying this particular proposal to Deere, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require[d]" and, thus, concurred in the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See USA Technologies, Inc.* (March 27, 2013) (substantially similar); *see also Staples, Inc.* (April 13, 2012, *recon. denied* April 18, 2012) (permitting exclusion under Rule 14a-8(i)(3) as vague and indefinite when the proposal sought to add a new bylaw provision that directly conflicted with an existing bylaw provision and the proposal did not address the conflict); *Bank Mutual Corp.* (January 11, 2005) (permitting exclusion under Rule 14a-8(i)(3) as vague and indefinite when the proposal directly conflicted with an existing bylaw provision and the proposal did not address the conflict).

The Proposal's request for a policy that the chairman be an independent director who has not served as an executive officer directly conflicts with the requirement in the Company's Bylaws that the chairman serve as chief executive officer in the absence of a president, and the Proposal does not in any way address this conflict. As a result, it is unclear whether the Board would be required to follow the Company's Bylaws or the policy requested by the Proposal. Nothing in the language identified in the Proponent Letters would change this result. Therefore, consistent with the arguments set forth in the Initial Request Letter and the above-referenced precedents (*Deere, USA Technologies, Staples and Bank Mutual Corp.*), the Proposal is so vague and indefinite that it is materially false and misleading in violation of Rule 14a-9. Accordingly, for the reasons set forth in the Initial Request Letter and above, the Company continues to be of the view that the Proposal may be omitted from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in that when applying the Proposal to the Company, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires

As discussed in the Initial Request Letter, the Proposal may be properly excluded from the Company's proxy materials in reliance on Rule 14a-8(i)(3), because it is vague and indefinite, in that when applying this particular proposal to the Company, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Specifically, the Proposal's attempt to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO" is at odds with the Company's stock ownership guidelines. The Company's non-employee directors are subject to the Company's stock ownership guidelines, which require each non-employee director, subject to certain transition periods, to own the lesser of: (i) shares of the Company's common stock or equity awards with a value of three-and-a-half times his or her annual retainer (currently $60,000 x 3.5 = $210,000); or (ii) 6,000 shares (currently $36.17 x 6,000 = $217,020) of the Company's common stock. In fact, many directors of the Company hold common stock and restricted stock units of the Company in excess of the minimum amounts required by the stock ownership guidelines. Consistent with the expectations of stockholders, the intention of the stock ownership guidelines is to actually ensure a nontrivial financial connection between the directors and the Company. As a result of the directors' compliance with the Company's stock ownership guidelines, it cannot be determined whether, under the Proposal (if adopted), all of the Company's non-employee directors would be disqualified from serving as independent chairman due to the fact that such directors, by virtue of compliance with the stock ownership guidelines, have decidedly "nontrivial . . . financial connections" to the Company. Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors, and the Proposal offers no guidance to address or resolve this ambiguity.

The Staff has consistently concurred in exclusion of proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because "neither the company nor shareholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," the Staff has concurred that such proposals were impermissibly vague and indefinite, and therefore could be properly omitted in reliance on Rule 14a-8(i)(3). Subsequent to the submission of the Initial Request Letter, the Staff posted to the Commission's website *Pfizer Inc.* (December 22, 2014), in which the Staff concurred in the exclusion of a proposal that is substantially similar to the Proposal. The Proposal in *Pfizer* read as follows:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or

> financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

In *Pfizer*, the Staff concurred that this substantially similar proposal could be excluded in that, when applying the particular proposal to Pfizer, the proposal was vague and indefinite because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As Pfizer noted in its request, it was unclear whether the term "nontrivial professional, familial or financial connection to the company or its CEO" would include ownership of Pfizer shares, in which case, the proposal would prevent all of Pfizer's non-employee directors from serving as chairman of the board based on the fact that Pfizer's stock ownership guidelines require each non-employee director to own five times his or her annual cash retainer, subject to certain transition periods.

Similarly, as noted in the Initial Request Letter, in *Abbott Laboratories* (January 13, 2014), the Staff concurred with the exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director where the standard of independence would be someone "whose directorship constitutes his or her only connection" to the company. The Staff concurred that, as applied to Abbott, the proposal was vague and indefinite and the term "connection" was so broad that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *Abbott*, it was unclear whether the term "connection" would encompass ownership of Abbott shares, in which case the proposal would have the effect of disqualifying all of Abbott's directors from serving as independent lead director based on the fact that all non-employee directors receive grants of restricted stock units and are also required to hold Abbott shares pursuant to stock ownership guidelines.

The Proposal suffers from exactly the same defect as the proposal in *Pfizer*, and a similar defect to that in *Abbott*, in that it seeks to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO." The language of the Proposal that was pointed out in the Proponent Letters does not in any way address this defect or otherwise clarify whether the Proposal intends to restrict or not restrict stock ownership of directors, or offer any guidance or cure mechanism that would address or resolve this ambiguity.

The statement in the Proposal that "[o]ur board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders" in no way resolves the ambiguities highlighted above, because these ambiguities do not flow from any "contract rights" held by the Company's non-employee directors, but instead are the result of the affirmative obligations imposed upon the Company's non-employee directors by the Company's stock ownership guidelines.

Further, the statement in the Proposal that "[o]ur board would have discretion to deal with existing agreements in implementing this proposal" in no way resolves the ambiguities highlighted above, because these ambiguities do not flow from any "existing agreements" between the Company and its non-employee directors, but rather arise from the affirmative obligations imposed upon the non-employee directors by the Company's stock ownership guidelines.

Finally, the language of the Proposal which states "[t]his policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair" does not serve to resolve any of the ambiguities highlighted above, because, as discussed in the Initial Request Letter and in this letter, the proposal would prevent all of the Company's non-employee directors from serving as chairman based on the fact that the Company's stock ownership guidelines require each non-employee director, subject to certain transition periods, to own the lesser of: (i) shares of the Company's common stock or equity awards with a value of three-and-a-half times his or her annual retainer; or (ii) 6,000 shares of the Company's common stock. There is no foreseeable extraordinary circumstance associated with the interaction between the Proposal and the Company's stock ownership guidelines, in that the Company intends to retain its existing non-employee director stock ownership guidelines, and therefore under *any* circumstance, such non-employee directors would not be eligible to serve as chairman in accordance with the policy contemplated by the Proposal. Accordingly, as noted in the Initial Request Letter, this cure mechanism is unclear and fails to adequately address non-compliance with the independence standard under the Proposal.

The Company also notes that the proposal at issue in *Pfizer* included similar language, stating "the policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair," and that neither the discretion contemplated with respect to existing agreements nor the allowance for policy departure under extraordinary circumstances was relevant to the conclusion that the proposal could be properly excluded under Rule 14a-8(i)(3) because it failed to define key terms or otherwise failed to provide necessary guidance on its implementation. Accordingly, for the reasons set forth in the Initial Request Letter and above, the Company continues to be of the view that the Proposal may be omitted from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(3) because it is vague and indefinite, in that when applying this particular proposal to the Company, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

In addition, as the Company noted in the Initial Request Letter, the Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with the Company's stock ownership guidelines from serving as chairman or, alternatively, could require any chairman to dispose of the Company's common stock and lack any meaningful financial connection to the Company. As a result, any action taken by the Company to implement the Proposal, *e.g.*, prohibiting directors from owning nontrivial amounts of the Company's common stock, could be significantly different from the actions envisioned by stockholders. The Staff has taken the position that companies may exclude proposals under Rule

14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, supra. See also Berkshire Hathaway Inc.* (March 2, 2007), in which the Staff permitted the exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to stockholders the extent to which the proposal would operate to bar investment in all foreign corporations. Based on this precedent, and for the reasons described in the Initial Request Letter, the Company continues to believe that the Proposal, as applied to the Company, is impermissibly vague and indefinite and therefore may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the proposal

Under Rule 14a-8(i)(6), a stockholder proposal may be excluded from the company's proxy materials if the company would lack the power or authority to implement the proposal. As the Company noted in the Initial Request Letter, the Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that a chairman of the Board would retain his or her independent status, as defined under the Proposal, at all times, and the Proposal does not provide a clear and adequate opportunity or mechanism for the Company to cure non-compliance with the standard requested in the Proposal.

In *Staff Legal Bulletin No. 14C* (June 28, 2005), the Staff set forth its view that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or any other director maintain independence at all times and does not provide the board with an opportunity or a mechanism to cure a violation of the standard in the proposal. In addition, the Staff has consistently permitted the exclusion of such proposals. *See, e.g., Time Warner Inc.* (January 26, 2010, *recon. denied* March 23, 2010); *Exxon Mobil Corp.* (January 21, 2010, *recon. denied* March 23, 2010); *First Mariner Bancorp* (January 8, 2010, *recon. denied* Mar. 12, 2010) (each permitting exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal").

The Proposal requires that an independent director not have any "nontrivial professional, familial or financial connection" to the Company or its chief executive officer other than his or her directorship. Under this standard, any non-employee director of the Company who is in compliance with the Company's stock ownership guidelines would not be considered independent because he or she will own shares of the Company's common stock and/or restricted stock units, a "nontrivial . . . financial connection" to the Company. Moreover, because the Company's stock ownership guidelines establish a minimum level of ownership based on dollar value as one option to satisfy stock ownership guidelines, it is possible that an increase in the price of the Company's common stock may result in all directors owning shares of the Company's common stock and/or restricted stock units well in excess of the minimum stock ownership requirements, making the "financial connection" to Company that much more "nontrivial," and thereby failing to satisfy the independence standard requested under the Proposal. Similarly, even if the chairman of the Board were independent under the standard requested in the Proposal (*e.g.*, the chairman was not yet in compliance with the stock ownership guidelines), it is possible that such director would be deemed not independent once he or she came into compliance and the value of the shares and/or restricted stock units increased, creating an impermissible "nontrivial . . . financial connection" to the Company. Accordingly, the Proposal presents the same defect cited in the foregoing no-action letters, in that it is not within the power of the Company or its board to ensure that the Chairman remain independent under the standard specified in the Proposal at all times, and that the Proposal fails to provide a clear and adequate opportunity to cure a violation of the standard requested.

The Company is aware that the Staff has, in some cases, determined that an independent board chair proposal is not excludable under Rule 14a-8(i)(6) where the proposal provides for an opportunity or a mechanism to cure a violation of the standard in the proposal. *See, e.g.*, *The Walt Disney Co.* (November 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, the independence standard and cure mechanism in *Disney* are distinguishable from the independence standard and cure mechanism in the Proposal. In *Disney*, the proposal simply required that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances," allowing the company to use its existing standard of independence and to determine when departure from the policy would be permitted. In contrast, the independence standard in the Proposal is vague and indefinite, as applied to the Company, particularly as it relates to the meaning of "nontrivial professional, familial or financial connections," such that determining whether or not the Chairman remained independent could depend on circumstances outside of the director's or the Company's control, *e.g.*, fluctuations in the price of the Company's common stock. Moreover, the specific cure mechanism that the Proponent Letters note only allows for departure from the Proposal under "extraordinary circumstances such as the unexpected resignation of the chair." It is entirely unclear whether the situation and potential non-compliance described above would constitute an "extraordinary circumstance" comparable to "the unexpected resignation of the chair." Accordingly, the cure mechanism is unclear and fails to adequately address non-compliance with the independence standard under the Proposal as described above.

Nothing in the Proposal's statements that "[o]ur board would have discretion to deal with existing agreements in implementing this proposal," or "[o]ur board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders" would serve to provide an opportunity or a mechanism to cure a violation of the standard in the proposal, because the above-referenced issue with respect to stock ownership does not arise from "agreements" or "contract rights" that the board could potentially deal with or seek a waiver of, respectively, but rather arises from the affirmative obligations imposed upon the non-employee directors by the Company's stock ownership guidelines, or due to circumstances outside of the director's or the Company's control, *e.g.*, fluctuations in the price of the Company's common stock.

For the foregoing reasons and for the reasons set forth in the Initial Request Letter, the Proposal would require the chairman to retain his or her independent status, as defined under the Proposal, at all times, without providing an adequate opportunity or a mechanism for the Company to cure a violation of the standard requested in the Proposal, and therefore the Company continues to believe that the Proposal may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(6).

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8. We respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from the 2015 Proxy Materials.

If you have any question or require any additional information, please do not hesitate to call me at (408) 544-8086 or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Katherine E. Schuelke
Senior Vice President, General Counsel and Secretary

cc: Mr. John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1C Rule 14a-8 Proposal
Altera Corporation (ALTR)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal.

The text of this proposal is flexible and gives "discretion" to the Board. Two sentences contain the word "discretion." A 3rd sentence also "allows for policy departure."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Justin Walker <jwalker@altera.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Avoidance of a No Action Request
Altera Corporation (ALTR)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal.

The text of this proposal is flexible and gives "discretion" to the Board. Two sentences contain the word "discretion." A 3rd sentence also "allows for policy departure."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Justin Walker <jwalker@altera.com>

Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000



1934 Act/Rule 14a-8

February 9, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Altera Corporation
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is in reference to the letter dated January 9, 2015 from Altera Corporation, a Delaware corporation (the "Company" or "Altera") regarding a stockholder proposal and supporting statement submitted by Mr. John Chevedden (the "Proponent") under cover of a letter dated November 28, 2014.

It has come to our attention that, due to an administrative error, Exhibit A to our January 9, 2015 letter did not include the complete text of the Proponent's submission dated November 28, 2014. Therefore, we are now submitting, as Exhibit A to this letter, the complete text of the Proponent's November 28, 2014 submission.

If you have any question or require any additional information, please do not hesitate to call me at (408) 544-8086 or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,

Katherine E. Schuelke
Senior Vice President, General Counsel and Secretary

Enclosures

cc: Mr. John Chevedden

EXHIBIT A



JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Katherine E. Schuelke
Corporate Secretary
Altera Corporation (ALTR)
101 Innovation Dr
San Jose CA 95134
Phone: 408 544-7000
PH: 408 544-8086
PH: 408 544-7000
FX: 408-544-8000

Dear Ms. Schuelke,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden Date
*** FISMA & OMB Memorandum M-07-16 ***

cc: Jonna Anderson <janderso@altera.com>
Corporate Counsel
PH: 408-544-7802
FX: 408-544-8000
Scott Wylie <swylie@altera.com>
VP - Investor Relations
PH: 408-544-6996

[ALTR: Rule 14a-8 Proposal, November 28, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. This proposal topic, sponsored by Ray T. Chevedden, won 55% support at Sempra Energy.

This proposal topic received 48% support at our 2014 annual meeting. This 48% support is believed to represent a substantial majority of the Altera shareholders who are most informed on the topic of an independent board chairman.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, rated Altera D in executive pay. John Daane was given $9 million in 2013 Total Realized Pay. Unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to obtain lucrative pay without necessarily having earned it through strong performance.

Altera had not disclosed specific, quantifiable performance objectives for our CEO. CEO perks were excessive. Altera can pay long-term incentives to the CEO for below-median performance compared to a peer group. Our board had not established a formal clawback policy to recover unearned incentive pay.

Arthur Bowman, who controlled 33% of the vote on our audit committee, was negatively flagged due to his service on the Dionex Corporation board when it was delisted due to a violation of exchange regulations.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000



1934 Act/Rule 14a-8

January 9, 2015

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Altera Corporation
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Altera Corporation, a Delaware corporation (the "Company" or "Altera"), intends to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") a stockholder proposal and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent") under cover of a letter dated November 28, 2014.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2015 Proxy Materials in reliance on Rule 14a-8, on the grounds that the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter and related correspondence to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission, and (ii) concurrently sent a copy of this correspondence to the Proponent, as notice of the Company's intention to omit the Proposal from its 2015 Proxy Materials. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile or otherwise to the Company only. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to kschuelk@altera.com.

I. SUMMARY OF THE PROPOSAL

The Proposal states as follows:

Proposal 4 – Independent Board Chairman

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal and related correspondence that is attached hereto as Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed in more detail below, the Company has concluded that the Proposal may be excluded from the 2015 Proxy Materials on the grounds that the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, in reliance on Rule 14a-8(i)(3). In addition, the Company has concluded that the Proposal may be excluded from the 2015 Proxy Materials on the grounds that the Company lacks the power or authority to implement the Proposal, in reliance on Rule 14a-8(i)(6).

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissively Vague and Indefinite so as to be Materially False and Misleading in Violation of Rule 14a-9

1. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Conflicts with the Company's Bylaws

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rule 14a-9. Under Rule 14a-8(i)(3), a stockholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (September 15, 2004). In applying the inherently vague and indefinite standard, the Staff noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has concurred with the exclusion of proposals as vague and indefinite under Rule 14a-8(i)(3) when, as here, the proposal's implementation would directly conflict with a company's existing bylaw provision, while the proposal itself does not address this conflict. For example, in *Deere & Co.* (November 4, 2013), the Staff permitted exclusion of a proposal that requested a policy that "the [c]hairman of the [b]oard be an independent director who has not served as an executive officer of the [c]ompany." The proposal directly conflicted with the company's existing bylaws, which specifically required that the company's chairman serve as its chief executive officer and therefore must serve as an executive officer of the company. Because the proposal did not address this conflict, it was unclear whether the board would have been required to follow the company's bylaws or the policy requested by the proposal. The Staff therefore concluded that "in applying this particular proposal to Deere, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require[d]" and, thus, concurred in the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See USA Technologies, Inc.* (March 27, 2013) (substantially similar); *see also Staples, Inc.* (April 13, 2012, *recon. denied* April 18, 2012) (permitting exclusion under Rule 14a-8(i)(3) as vague and indefinite when the proposal sought to add a new bylaw provision that directly conflicted with an existing bylaw provision and the proposal did not address the conflict); *Bank Mutual Corp.* (January 11, 2005) (permitting exclusion under Rule 14a-8(i)(3) as vague and indefinite when the proposal directly conflicted with an existing bylaw provision and the proposal did not address the conflict).

The Proposal requests that the Board of Directors of the Company (the "Board") "adopt a policy that the Chairman of our Board of Directors shall be an Independent director who is not a current or former employee of the company . . . ." The Company's existing bylaws (the "Bylaws"), however, specifically require that the chairman of the Board also serve as chief executive officer, in the absence of a president. In particular, Sections 5.1, 5.6, and 5.7 of the Bylaws provide the following:

> **Section 5.1. Officers.** The officers of the Corporation shall be a president, a secretary, and a chief financial officer. The Corporation may also have, at the discretion of the Board of Directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 5.3 of these By-laws. Any number of offices may be held by the same person.
>
> **Section 5.6. Chairman of the Board.** The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the Board of Directors or as may be prescribed by these By-laws. *If there is no president, then the chairman of the board shall also be the chief executive officer of the Corporation and shall have the powers and duties prescribed in Section 5.7 of these By-laws.*
>
> **Section 5.7. President.** Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board, if there be such an officer, *the president shall be the chief executive officer* of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the Corporation. *He shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the Board of Directors.* He shall have the general powers and duties of management usually vested in the office of president of a Corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these By-laws.

(Emphasis added.) A complete copy of the Company's Bylaws is attached hereto as Exhibit B.

As noted in Section 5.1 of the Bylaws, the officers of the Company shall be a president, a secretary, and a chief financial officer. Section 5.7 explains that the Company's president shall also serve as its chief executive officer. Section 5.6 clarifies that the chairman of the Board, if one exists, shall serve as chief executive officer in the absence of a president. The Bylaws do not contemplate a separate individual serving as chief executive officer.

The Bylaws of the Company—and the duties of the Company's chairman—differ somewhat from the bylaw provisions set forth in the governing documents of the companies in *Deere* and *USA Technologies*. In those cases, the bylaws specifically set forth that the chairmen of the respective companies also serve as those companies' chief executive officers; accordingly, the companies' bylaws required that the chairmen always serve as executive officers. The Company's Bylaws, on the other hand, set forth that the chairman shall also serve as chief executive officer in the absence of another individual serving as the Company's president. For that reason, the Bylaws require that the chairman serve as an executive officer in a specified circumstance. Despite this difference, the Company believes that the reasoning applied in *Deere* and *USA Technologies* to seek the Staff's concurrence with omitting the proposal is equally applicable in the context of the Company's circumstances. Whether the bylaws require that the chairman serve as an executive officer in every circumstance, or in only specified circumstances, is immaterial; the implementation of the Proposal would directly conflict with the above-referenced provisions of Company's Bylaws in a manner that would make it impossible for the stockholders voting on the Proposal, or the Company in implementing the proposal (if adopted), to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Bylaws prescribe that if there is no president, the chairman of the Board shall also be the chief executive officer of the Company. The Proposal states that an exception to its directive that the chairman not be a current or former employee may apply "under extraordinary circumstances such as the unexpected resignation of the chair." The Company notes that the absence of a separate individual serving as president of the Company would not be an "extraordinary circumstance," as contemplated in the Proposal; rather, the potential absence of a president is an event that the Company has deliberately contemplated in its governing documents. For this reason, implementation of the Proposal directly conflicts with the Company's Bylaws, because the above-referenced provisions of the Bylaws allowing the chairman to serve as chief executive officer in the absence of a separate individual serving as president is not an "extraordinary circumstance" that would allow the Proposal's directives to continue to apply to the Company, despite the chairman also being an employee of the Company.

The Proposal's request for a policy that the chairman be an independent director who has not served as an executive officer directly conflicts with the requirement in the Company's bylaws that the chairman serve as chief executive officer in the absence of a president. Because the Proposal does not address this conflict, it is unclear whether the Board would be required to follow the Company's Bylaws or the policy requested by the Proposal, it being impossible to comply with both. If the Board were to maintain a combined chairman-chief executive officer position in the absence of a separate individual serving as president in order to comply with the Bylaws, such action could be significantly different from the actions envisioned by the stockholders voting on the Proposal. As a result, in applying the Proposal to the Company, neither the stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Therefore, consistent with *Deere*, *USA Technologies*, and the other precedent cited above, the Proposal is so vague and indefinite that it is materially false and misleading in violation of Rule 14a-9. Accordingly, the Company believes that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Fails to Define Key Terms or Otherwise Fails to Provide Necessary Guidance on its Implementation

The Staff has permitted exclusion of stockholder proposals under Rule 14a-8(i)(3) where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor stockholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff concurred that such proposals were impermissibly vague and indefinite and therefore excludable under Rule 14a-8(i)(3). *See, e.g., AT&T Inc.* (February 21, 2014) (permitting exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (February 20, 2014) (permitting exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (January 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (January 10, 2013) (same); *The Boeing Co.* (January 28, 2011, *recon. granted* March 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights" where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (March 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (February 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Puget Energy, Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance was not defined or explained").

The Proposal is excludable from the Company's proxy materials under Rule 14a-8(i)(3) because it is vague and indefinite, in that when applying this particular proposal to the Company, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Specifically, the Proposal's attempt to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO" is at odds with the Company's stock ownership guidelines. The Company's non-employee directors are subject to the Company's stock ownership guidelines, which require each non-employee director, subject to certain transition periods, to own the lesser of: (i) shares of the Company's common stock or equity awards with a value of three-and-a-half times his or her annual retainer (currently $60,000 x 3.5 = $210,000); or (ii) 6,000 shares (currently $36.17 x 6,000 = $217,020) of the Company's common stock. In fact, many directors of the Company hold common stock and restricted stock units of the Company in excess of the minimum amounts required by the stock ownership guidelines. Consistent with the expectations of stockholders, the intention of the stock ownership guidelines is to actually ensure a nontrivial financial connection between the directors and the Company. As a result of the directors' compliance with the Company's stock ownership guidelines, it cannot be determined whether, under the Proposal (if adopted), all of the Company's non-employee directors would be disqualified from serving as independent chairman due to the fact that such directors, by virtue of compliance with the stock ownership guidelines, have decidedly "nontrivial . . . financial connections" to the Company. Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors, and the Proposal offers no guidance to address or resolve this ambiguity.

In *Abbott Laboratories* (January 13, 2014), the Staff concurred with the exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director where the standard of independence would be someone "whose directorship constitutes his or her only connection" to the company. The Staff concurred that, as applied to Abbott, the proposal was vague and indefinite and the term "connection" was so broad that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *Abbott*, it was unclear whether the term "connection" would encompass ownership of Abbott shares, in which case the proposal would have the effect of disqualifying all of Abbott's directors from serving as independent lead director based on the fact that all non-employee directors receive grants of restricted stock units and are also required to hold Abbott shares pursuant to stock ownership guidelines.

The Proposal suffers from the same defect as the proposal in *Abbott*. The Proposal attempts to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO." However, the Company's non-employee directors are subject to Company's stock ownership guidelines, which are meant to establish a nontrivial financial connection with the Company. Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors, and the Proposal offers no guidance to address or resolve this ambiguity.

In addition, the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua, supra*. For example, in *Berkshire Hathaway Inc.* (March 2, 2007), the Staff permitted the exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to stockholders the extent to which the proposal would operate to bar investment in all foreign corporations. As in Berkshire, the Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with the Company's stock ownership guidelines from serving as chairman or, alternatively, could require any chairman to dispose of the Company's common stock and lack any meaningful financial connection to the Company. As a result, any action taken by the Company to implement the Proposal, *e.g.*, prohibiting directors from owning nontrivial amounts of Altera common stock, could be significantly different from the actions envisioned by stockholders.

Accordingly, the Company believes that the Proposal, as applied to it, is impermissibly vague and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Under Rule 14a-8(i)(6), a stockholder proposal may be excluded from the company's proxy materials if the company would lack the power or authority to implement the proposal. The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because Altera cannot guarantee that a chairman of the Board would retain his or her independent status, as defined under the Proposal, at all times, and the Proposal does not provide a clear and adequate opportunity or mechanism for the Company to cure non-compliance with the standard requested in the Proposal.

In *Staff Legal Bulletin No. 14C* (June 28, 2005), the Staff set forth its view that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or any other director maintain independence at all times and does not provide the board with an opportunity or a mechanism to cure a violation of the standard in the proposal. In addition, the Staff has consistently permitted the exclusion of such proposals. *See, e.g., Time Warner Inc.* (January 26, 2010, *recon. denied* March 23, 2010); *Exxon Mobil Corp.* (January 21, 2010, *recon. denied* March 23, 2010); *First Mariner Bancorp* (January 8, 2010, *recon. denied* Mar. 12, 2010) (each permitting exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal").

The Proposal requires that an independent director not have any "nontrivial professional, familial or financial connection" to the Company or its chief executive officer other than his or her directorship. Under this standard, any non-employee director of the Company who is in compliance with the Company's stock ownership guidelines would not be considered independent because he or she will own shares of Altera common stock and/or restricted stock units, a "nontrivial . . . financial connection" to the Company. Moreover, because the Company's stock ownership guidelines establish a minimum level of ownership based on dollar value as one option to satisfy stock ownership guidelines, it is possible that an increase in the price of the Company's common stock may result in all directors owning shares of the Company's common stock and/or restricted stock units well in excess of the minimum stock ownership requirements, making the "financial connection" to Altera that much more "nontrivial" and thereby failing to satisfy the independence standard requested under the Proposal. Similarly, even if the chairman of the Board were independent under the standard requested in the Proposal (*e.g.*, the chairman was not yet in compliance with the stock ownership guidelines), it is possible that such director would be deemed not independent once he or she came into compliance and the value of the shares and/or restricted stock units increased, creating an impermissible "nontrivial . . . financial connection" to the Company. Accordingly, the Proposal presents the same defect cited in the foregoing no-action letters in that it is not within the power of the Company or its board to ensure that the Chairman remain independent, under the standard specified in the Proposal, at all times, and that the Proposal fails to provide a clear and adequate opportunity to cure a violation of the standard requested.

We are aware that the Staff has, in some cases, determined that an independent board chair proposal is not excludable under Rule 14a-8(i)(6) where the proposal provides for an opportunity or a mechanism to cure a violation of the standard in the proposal. *See, e.g., The Walt Disney Co.* (November 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, the independence standard and cure mechanism in *Disney* are distinguishable from the independence standard and cure mechanism in the Proposal. In *Disney*, the proposal simply required that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances," allowing the company to use its existing standard of independence and to determine when departure from the policy would be permitted. In contrast, the independence standard in the Proposal is vague and indefinite, as applied to the Company, particularly as it relates to the meaning of "nontrivial professional, familial or financial connections," such that determining whether or not the Chairman remained independent could depend on circumstances outside of the director's or the Company's control, *e.g.*, fluctuations in the price of the Company's common stock. Moreover, the cure mechanism allows for departure from the Proposal only under "extraordinary circumstances such as the unexpected resignation of the chair." It is entirely unclear whether the situation and potential non-compliance described above would constitute an "extraordinary circumstance" comparable to "the unexpected resignation of the chair." Accordingly, the cure mechanism is unclear and fails to adequately address non-compliance with the independence standard under the Proposal as described above.

Because the Proposal would require the chairman to retain his or her independent status, as defined under the Proposal, at all times, without providing an adequate opportunity or a mechanism for the Company to cure a violation of the standard requested in the Proposal, the Company believes that the Proposal may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(6).

III. CONCLUSION

For the foregoing reasons, the Company requests confirmation that the Staff will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(6), the Company omits the Proposal from the Company's 2015 Proxy Materials for the 2015 Annual Meeting.

If you have any question or require any additional information, please do not hesitate to call me at (408) 544-8086 or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Katherine E. Schuelke
Senior Vice President, General Counsel and Secretary

Enclosures

cc: Mr. John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Katherine E. Schuelke
Corporate Secretary
Altera Corporation (ALTR)
101 Innovation Dr
San Jose CA 95134
Phone: 408 544-7000
PH: 408 544-8086
PH: 408 544-7000
FX: 408-544-8000

Dear Ms. Schuelke,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,





John Chevedden Date

FISMA & OMB Memorandum M-07-16

cc: Jonna Anderson <janderso@altera.com>
Corporate Counsel
PH: 408-544-7802
FX: 408-544-8000
Scott Wylie <swylie@altera.com>
VP - Investor Relations
PH: 408-544-6996

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000



December 3, 2014

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Rule 14a-8 Shareholder Proposal

Dear Mr. Chevedden:

On December 1, 2014, Altera Corporation (referred to herein as "we" or "Altera") received your letter requesting that a proposal (the "Proposal") be included in the proxy materials for Altera's 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting"). This submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting stockholder proposals to Altera, as well as thirteen substantive bases under which companies may exclude stockholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in your letter, our records, and regulatory materials, we are unable to conclude that your submission meets the requirements of Rule 14a-8. The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, Altera will be entitled to exclude the Proposal from Altera's proxy materials for the 2015 Annual Meeting.

Rule 14a-8(b) provides that to be eligible to submit a stockholder proposal, each stockholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of Altera's securities entitled to vote on the proposal at the meeting for at least one year as of the date the stockholder submits the proposal. According to the records of our transfer agent, you do not appear to be a registered stockholder. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Altera

To remedy this defect, you must submit sufficient proof of your ownership of Altera securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Altera securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was November 28, 2014.

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of Altera securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you have continuously held the required number of shares for the one-year period.

In order to help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which your shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the DTC participant or an affiliate of the DTC participant knows the holdings of your broker or bank, but does not know your individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by you for at least one year – with one statement from the broker or bank confirming your ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a stockholder holds securities through a securities intermediary that is not a broker or bank, a stockholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the stockholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for you to be eligible as a proponent of this proposal, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by e-mail to jwalker@altera.com.

Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the 2015 Annual Meeting. Altera reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to this proposal.

If you have any questions with respect to the foregoing, please contact me at kschuelk@altera.com or Justin Walker at jwalker@altera.com.

Sincerely,



Katherine E. Schuelke
Senior Vice President,
General Counsel, and
Corporate Secretary

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



ALTR

Post-it® Fax Note 7671	Date 12-4-14 # of pages ▶
To Joanne Anderson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 408-544-8000	Fax #

12/04/2014

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16***Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this confirms that you have continuously held no less than the following number of shares listed below since January 2, 2014 in the above referenced account. The following lists of shares were transferred from Spinnaker Trust and were posted on January 2, 2014. It was not possible to post them on January 1, 2014 as it was a non-business day and a market holiday. Per Michelle at Spinnaker Trust (213-553-7160), the registration of the account was also in the name of John Chevedden.

90 shares of L Brands (LB)
225 shares of Western Union (WU)
225 shares of Altera (ALTR)
75 shares of Union Pac (UNP), split to 150 shares on June 9, 2014.
90 shares of Southwestern Energy (SWN)
211 shares of Express Scripts (ESRX)
100 shares of Xylem (XYL)
275 shares of Newell Rubbermaid (NWL)
100 shares of American Tower (AMT)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.



SPINNAKER TRUST

January 3, 2014

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden,

This is to confirm that as of the close of business on December 31, 2013, and upon completion of your account transfer from Spinnaker Trust to TD Ameritrade on January 2, 2014, you owned no fewer than 225 shares of Altera Corp.(ALTR) common stock, CUSIP #021441100, and have held them continuously since at least July 1, 2012.

Spinnaker Trust acted as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acted as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares were held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust until the date of your account transfer to TD Ameritrade.

Sincerely,



Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

January 3, 2014

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Altera Corp. (ALTR) (Shareholder Resolution) CUSIP #021441100, Accou ***FISMA & OMB Memorandum M-07-1
Spinnaker Trust

Dear Mr. Chevedden,

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 31, 2013, Spinnaker Trust held 225 shares of Altera Corporation (ALTR) CUSIP # 021441100.

The above account, as December 31, 2013, continuously held at least 225 shares of ALTR common stock since at least July 1, 2012.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

EXHIBIT B

ALTERA CORPORATION

Bylaws
Table of Contents

AMENDED AND RESTATED

BYLAWS

OF

ALTERA CORPORATION

Incorporated under the laws of the State of Delaware

(as amended through November 21, 2012)

ARTICLE I

OFFICES AND RECORDS

Section 1.1 Delaware Office. The registered office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Section 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3. Books and Records. The books and records of the Corporation may be kept at the Corporation's headquarters in San Jose, California or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

Section 2.1. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Only such business shall be conducted as shall have been properly brought before the annual meeting in accordance with Sections 2.10 and 2.11 of these By-laws. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 2.2. Special Meetings. Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President, the Lead Independent Director, or upon the written request of one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty percent (20%) of the total number of shares of stock outstanding and entitled to vote on the matter or matters to be brought before the proposed special meeting (the "Voting Stock").

A stockholder request for a special meeting shall be directed to the Secretary of the Corporation at the Corporation's principal executive offices and shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by Section 2.10 or Section 2.11, as applicable, of Article II of these By-laws, as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting. In addition to the information required by Section 2.10 or Section 2.11, as applicable, of Article II of these By-laws, the special meeting request shall include (i) a statement of the specific purpose(s) of the meeting, the matter(s) proposed to be acted on at the special meeting and the reasons for conducting such business at the special meeting, (ii) an acknowledgement by such stockholder(s) that any disposition of shares of the Voting Stock held of record by such stockholder(s) as of the date of delivery of the special meeting request and prior to the record date for the proposed special meeting of stockholders requested by such stockholder(s) shall constitute a revocation of such request with respect to such shares, and (iii) documentary evidence that the requesting stockholder(s) own in the aggregate the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary; provided, however, that if the requesting stockholder(s) are not the beneficial owner(s) of the shares representing the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary, then to be valid, the written request must also include documentary evidence that the beneficial owner(s) on whose behalf the special meeting request is made beneficially own the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary. In addition, the requesting stockholder(s) and the beneficial owner(s), if any, shall promptly provide any other information reasonably requested by the Corporation.

A special meeting requested by stockholder(s) shall be held at such date, time and place within or without the state of Delaware as may be designated by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than 90 days after the request to call the special meeting by the stockholder(s) who satisfy the requirements of this Section 2.2 is received by the Secretary, unless a later date is required in order to allow the Corporation to file the information required under Item 8 (or any comparable or successor provision) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if applicable.

Notwithstanding the foregoing, a special meeting requested by the stockholder(s) shall not be held if: (i) the request for the special meeting does not comply with the provisions of these By-laws, (ii) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, (iii) the

Board of Directors has called or calls for an annual or special meeting of stockholders to be held within 90 days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) the business specified in the stockholder(s)' request for a special meeting, (iv) an annual or special meeting of stockholders that included an identical or substantially similar item of business ("Similar Business"), as determined in good faith by the Board of Directors, was held not more than 120 days before the special meeting request was received by the Secretary, or (v) the special meeting request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law. For purposes of this Section 2.2, the election of directors shall be deemed to be Similar Business with respect to all items of business involving the election or removal of directors, changing the size of the Board of Directors and filing of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors.

In determining whether a special meeting of stockholders has been requested by the record holders of shares representing in the aggregate not less than twenty percent (20%) of the Voting Stock as of the date of such written request to the Secretary, multiple special meeting requests delivered to the Secretary will be considered together only if (i) each request identifies substantially the same purpose or purposes of the proposed special meeting and substantially the same matters proposed to be acted on at the proposed special meeting (in each case as determined in good faith by the Board of Directors), and (ii) such request(s) have been dated and delivered to the Secretary within sixty (60) days of the earliest dated special meeting request.

A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary of the Corporation, and if, following such revocation, there are requests which have not been revoked from stockholders holding in the aggregate less than the requisite number of Voting Stock entitling the stockholder(s) to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholder(s) who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting.

Business transacted at all special meetings shall be confined to the matter(s) stated in the notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matter(s) described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matter(s) to the stockholders at any special meeting requested by stockholder(s).

The Chair of a special meeting shall determine all matter(s) relating to the conduct of the meeting, including, without limitation, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these By-laws, and if the Chair should so determine and declare that any nomination or other item of business has not been properly brought before the special meeting, then such business shall not be transacted at such meeting.

Special meetings of stockholders may not be called by any person or persons other than as specified by this Section 2.2.

Section 2.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at such meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these By-laws, the written notice of any meeting shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

Section 2.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 2.5. Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 2.4 of these By-laws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in his absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.7. Voting; Proxies. Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation an instrument in writing revoking the proxy or a new proxy in accordance with applicable law bearing a later date. Voting at meetings of stockholders need not be by written ballot; provided, however, that any election for directors must be by ballot if demanded by any stockholder at the meeting before the election has begun. Voting for the election of directors at any meeting of stockholders shall be as specified in Section 3.3 of these By-laws. All other matters presented to the stockholders for a vote at a meeting at which a quorum is present, unless otherwise provided by law, the Certificate of Incorporation, these By-laws, or the rules or regulations of any stock exchange applicable to the Corporation, shall be decided by a majority of the votes cast affirmatively or negatively...

Section 2.8. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting and (2) in the case of any other action, shall not be more than 60 days prior to such other action. If no record date is fixed by the Board of Directors: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of the stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

Section 2.9. List of Stockholders Entitled to Vote. The Secretary shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place other than the principal place of business of the Corporation, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.10. Stockholder Proposals at Any Meeting of Stockholders. At a meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. The proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (1) pursuant to the Corporation's notice of meeting (or any supplement thereto), (2) by or at the direction of the Board of Directors or any committee thereof or (3) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 2.10 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10. For business to be properly brought before an annual meeting by a stockholder pursuant to clause (3) of this Section 2.10, the stockholder(s) must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business must constitute a proper matter for stockholder action. To be timely for an annual meeting of the stockholders, a stockholder(s)' notice must be delivered to the Secretary at the Corporation's principal executive offices not less than 120 days or more than 180 days prior to the first anniversary (the "Anniversary") of the date on which the Corporation first mailed its proxy materials for the previous year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the Anniversary of the preceding year's annual meeting, then notice by the stockholder(s) to be timely must be delivered to the Secretary at the Corporation's principal executive offices not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 15th day following the day on which public announcement of the date of such annual meeting is first made. To be timely for a special meeting of the stockholders, a stockholder(s)' notice must be delivered to the Secretary at the Corporation's principal executive offices not later than the 15th day following the day on which the public announcement of the date of such special meeting is first made. In no event shall any adjournment or postponement of an annual meeting of the stockholders or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above. Other than with respect to stockholder proposals relating to director nomination(s) which requirements are set forth in Section 2.11 below, stockholder(s)' notice to the Secretary shall set forth: (a) as to each matter the stockholder(s) propose to bring before the meeting: (i) a brief description of the business the stockholder(s) desire to bring before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-laws of the Corporation, the language of the proposed amendment), and (iii) the reasons for conducting such business at the meeting, and (b) as to the stockholder giving the notice and any Stockholder Associated Person (as defined below): (i) the name and address of the stockholder(s), as they appear on the Corporation's books, and of such Stockholder Associated Person proposing such business, (ii) the class or series and number of shares of the Corporation that are owned beneficially and of record by the stockholder(s) and such Stockholder Associated Person, (iii) any material interest of the stockholder(s) or Stockholder Associated Person in such business, (iv) a description of any agreement, arrangement or understanding with respect to such business between or among such stockholder and/or Stockholder Associated Person, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (vi) a representation whether the stockholder or Stockholder Associated Person, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal, (vii) any other information relating to such stockholder and Stockholder Associated Person, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (viii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including, but not limited to, any short position or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss or increase profit to or manage the risk or benefit of stock price changes for, or to increase or decrease the voting power of, such stockholder(s) or any such Stockholder Associated Person with respect to any share of stock of the Corporation (each, a "Relevant Hedge Transaction"), and (ix) to the extent not set forth pursuant to the immediately preceding clause, (a) whether and the extent to which such stockholder(s) or Stockholder Associated Person has direct or indirect beneficial ownership of any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (a "Derivative Instrument"), (b) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder(s) or Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation, (c) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder(s) or Stockholder Associated Person are a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (d) any performance-related fees (other than an asset-based fee) that such stockholder(s) are entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder(s)' immediate family sharing the same household (which information shall be supplemented by such stockholder(s) and beneficial owner(s), if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date).

For purposes of this Section 2.10 and Section 2.11, "Stockholder Associated Person" of any stockholder shall mean (i) any person controlling or controlled by, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

For purposes of this Section 2.10 and Section 2.11, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

The Chairman of a meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.10 and the other provisions of these By-laws, and if the Chairman should so determine he or she shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted.

Nothing in this Section 2.10 shall affect the right of a stockholder to request inclusion of a proposal in the Corporation's proxy statement to the extent that such right is provided by an applicable law.

Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the proposal, such proposal shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.10, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

Section 2.11. Nominations of Persons For Election to the Board of Directors. In addition to any other applicable requirements, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors or by stockholder(s) of the Corporation entitled to vote for the election of directors at the meeting who comply with the notice procedures set forth in this Section 2.11 and the other provisions of these By-laws. Such nominations shall be made pursuant to timely notice in writing to the Secretary of the Corporation at the Corporation's principal executive offices in accordance with these By-laws. To be timely for an annual meeting of the stockholders, a stockholder(s)' notice must be delivered to the principal executive offices of the Corporation, not less than 120 days or more than 180 days prior to the first Anniversary of the date on which the Corporation first mailed its proxy materials for the previous year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the Anniversary of the preceding year's annual meeting, then notice by stockholder(s) to be timely must be delivered to the Secretary at the Corporation's principal executive offices not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 15th day following the day on which public announcement of the date of such annual meeting is first made. To be timely for a special meeting of the stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting, a stockholder(s)' notice must be delivered to the Secretary at the Corporation's principal executive offices not later than the 15th day following the day on which the public announcement of the date of such special meeting is first made. In no event shall any adjournment or postponement of a meeting of the stockholders or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above. The stockholder(s)' notice relating to director nomination(s) shall set forth (a) as to each person whom the stockholder(s) propose to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of the capital stock of the Corporation which are owned beneficially and of record by the person, (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14A under the Exchange Act, and (v) such person's written consent to being named in the proxy statement as a nominee and serving as a director if elected; (b) as to the stockholder(s) giving the notice and any Stockholder Associated Person (as defined in Section 2.10), (i) the name and record address of the stockholder(s), as they appear on the Corporation's books, and of such Stockholder Associated Person, (ii) the class or series and number of shares of the capital stock of the Corporation which are owned beneficially and of record by the stockholder(s) and such Stockholder Associated Person (iii) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and/or Stockholder Associated Person, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, the nominee, (iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, (v) a representation whether the stockholder or Stockholder Associated Person, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such nomination, and (vi) any other information relating to such stockholder and Stockholder Associated Person, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (vii) whether and the extent to which any Relevant Hedge Transaction (as defined in Section 2.10) has been entered into by such stockholder(s) or Stockholder Associated Person, (viii) whether and the extent to which any Derivative Instrument (as defined in Section 2.10) is directly or indirectly beneficially owned by such stockholder(s) or Stockholder Associated Person, (ix) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder(s) or Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation, (x) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder(s) or Stockholder Associated Person are a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (xi) any performance-related fees (other than an asset-based fee) that such stockholder(s) or Stockholder Associated Person are entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder(s)' immediate family sharing the same household (which information shall be supplemented by such stockholder(s) and beneficial owner(s), if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date). The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in these By-laws.

The Chairman of a meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the provisions of this Section 2.11 and the other provisions of these By-laws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

Notwithstanding the foregoing provisions of this Section 2.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

Section 2.12. Action By Consent of Stockholders.

(a) Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders or may be effected by a consent in writing by stockholders as provided by, and subject to the limitations in, the Certificate of Incorporation and this Section 2.12.

(b) A request by a stockholder for a record date in accordance with Article Eighth of the Certificate of Incorporation must be delivered by the holders of record of at least twenty percent (20%) (the "Voting Stock") of the voting power of the outstanding capital stock of the Corporation entitled to express consent on the relevant action, must describe the action that the stockholder proposes to take by consent (the "Action") and must contain (i) the text of the proposal (including the text of any resolutions to be effected by consent), (ii) the information required by Section 2.2 of these bylaws, to the extent applicable, as though the stockholder(s) making the request were making a Special Meeting Request in furtherance of the Action, (iii) an acknowledgment by such stockholder(s) that any disposition of shares of the Voting Stock held of record by such stockholder(s) as of the date of delivery of the request for a record date and prior to the date of delivery of the first written consent with respect to the Action shall constitute a revocation of such request with respect to such shares, (iv) a statement that the stockholder(s) intend to solicit consents in accordance with Regulation 14A of the Exchange Act, without reliance on the exemption contained in Rule 14a-2(b)(2) of the Exchange Act, and (v) documentary evidence that the requesting stockholder(s) own in the aggregate the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary; provided, however, that if the requesting stockholder(s) are not the beneficial owner(s) of the shares representing the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary, then to be valid, the written request must also include documentary evidence that the beneficial owner(s) on whose behalf the request for a record date is made beneficially own the requisite twenty percent (20%) or more of the Voting Stock as of the date of such written request to the Secretary. In addition, the requesting stockholder(s) and the beneficial owner(s), if any, shall promptly provide any other information reasonably requested by the Corporation.

(c) In determining whether a record date has been requested by the record holders of shares representing in the aggregate not less than twenty percent (20%) of the

Voting Stock as of the date of such written request to the Secretary, multiple requests delivered to the Secretary will be considered together only if (i) each request identifies substantially the same proposed action and includes substantially the same text of the proposal (in each case as determined in good faith by the Board of Directors), and (ii) such request(s) have been dated and delivered to the Secretary within sixty (60) days of the earliest dated request. A stockholder may revoke a request at any time by written revocation delivered to the Secretary of the Corporation.

Section 2.13. Conduct of Meetings. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.14. Inspectors of Elections; Opening and Closing the Polls.

(a) The Board of Directors, in advance of any stockholders' meeting, by resolution may appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternative inspectors to replace any inspector who fails to act. If no inspector or alternative has been appointed to act, or if all inspectors or alternatives who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the General Corporation Law of the State of Delaware. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

(b) In the event of the delivery, in the manner provided by Section 2.12 and applicable law, to the Corporation of written consent or written consents to take corporate action and/or any related revocation or revocations, the Corporation shall appoint one or more inspectors for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspector(s) to perform such review, no action by written consent and without a meeting shall be effective until such inspector(s) have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with Section 2.12 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained herein shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the inspector(s), or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

ARTICLE III

BOARD OF DIRECTORS

Section 3.1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these By-laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, by the Certificate of Incorporation or by these By-laws required to be exercised or done by the stockholders.

Section 3.2. Number; Qualifications. Subject to the Certificate of Incorporation, the Board of Directors shall consist of one or more members, the number to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Section 3.3. Election; Resignation; Removal; Vacancies. At the first annual meeting of stockholders and at each annual meeting thereafter at which a quorum is present, each director shall be elected by the vote of a majority of the votes cast with respect to that director's election, provided that if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors. For purposes of this Section 3.3, a majority of votes cast shall mean that the number of votes cast "for" a director must exceed the number of such votes cast "against" that director (with "abstentions" and "broker non-votes" not counted as votes cast either "for" or "against" that director's election). If a nominee for director, who is not serving as a director of the Corporation at the time of such election, does not receive a majority of the votes cast at a meeting of stockholders for the election of directors, such nominee shall not be elected. In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board of Directors in accordance with the policies and procedures adopted by the Board of Directors for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election which is not a Contested Election, the Nominating and Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Nominating and Governance Committee's recommendation and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation (and, if such resignation is rejected, the rationale behind the decision) within 90 days from the date that the election results are certified. The Nominating and Governance Committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and other information that they consider appropriate and relevant. The director who tenders his or resignation shall not participate in the recommendation of the Nominating and Governance Committee or the decision of the Board of Directors with respect to his resignation. If such director's resignation is not accepted by the Board of Directors, such director shall continue to serve until his successor is duly elected and qualified, or until his earlier death, resignation or removal..

Each director shall hold office for a term of one year or until such time as his successor is elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. Any director, or the entire Board of Directors, may be removed, with or without cause, by the affirmative vote of the holders of a majority of shares then entitled to vote at the election of directors. Any director may resign at any time upon written notice to the Board of Directors. Such resignation shall be effective upon receipt unless the notice specifies a later time for that resignation to become effective. Unless otherwise provided by law or the Certificate of Incorporation, any newly created directorship resulting from an increase in the authorized number of directors or any vacancy occurring in the Board of Directors by reason of death, resignation, retirement, disqualification, failure to receive a majority of the votes cast at an election of directors, removal from office or any other cause may be filled only by the affirmative vote of a majority of the remaining members of the Board of Directors, though less than a quorum of the Board of Directors, and each director so elected shall hold office until the expiration of the term of office of the director whom he has replaced or until his successor is elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. No decrease in the number of directors constituting the whole Board shall shorten the term of any incumbent director.

Section 3.4. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notices thereof need not be given.

Section 3.5. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, the President, the Lead Independent Director, or any two members of the Board of Directors. Notice of the special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least 24 hours before the special meeting, personally, by facsimile, by electronic transmission or by telephone to each director or sent by first-class mail, telegram, charges prepaid, addressed to each director at that directors' address as it is shown on the records of the Corporation. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose or purposes of the special meeting or the place of the special meeting, if the meeting is to be held at the principal office of the Corporation.

Section 3.6. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this By-law shall constitute presence in person at such meeting.

Section 3.7. Quorum; Vote Required for Action; Adjournment. At all meetings of the Board of Directors fifty percent (50%) of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation, these By-laws or applicable law otherwise provide, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the directors present, whether or not a quorum, may adjourn any meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given unless the meeting is adjourned for more than 24 hours. If the meeting is adjourned for more than 24 hours, then notice of the time and place of the adjourned meeting shall be given to the directors who were not present at the time of the adjournment in the manner specified in these By-laws.

Section 3.8. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 3.9. Consent in Lieu of Meeting of Directors. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law.

Section 3.10. Fees and Compensation of Directors. Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board of Directors. This Section 3.10 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

Section 3.11. Approval of Loans to Officers. To the extent permitted by applicable law, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiary, including any officer or employee who is a director of the Corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. To the extent permitted by applicable law, such loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including without limitation, a pledge of shares of stock of the Corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statutes.

ARTICLE IV

COMMITTEES

Section 4.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by statute to be submitted to stockholders for approval or (ii) adopting, amending or repealing any By-law of the Corporation.

Section 4.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these By-laws.

ARTICLE V

OFFICERS

Section 5.1. Officers. The officers of the Corporation shall be a president, a secretary, and a chief financial officer. The Corporation may also have, at the discretion of the Board of Directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 5.3 of these By-laws. Any number of offices may be held by the same person.

Section 5.2. Election of Officers. The officers of the Corporation except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5 of these By-laws, shall be chosen by the board, subject to the rights, if any, of an officer under any contract of employment. Each officer shall hold office for such term as may be prescribed by the Board of Directors and until such person's successor shall have been duly chosen and qualified, or until such person's earlier death, disqualification, resignation or removal.

Section 5.3. Subordinate Officers. The Board of Directors may appoint, or may empower the president to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these By-laws or as the Board of Directors may from time to time determine.

Section 5.4. Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors at any regular or special meeting of the board or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.5. Vacancies in Offices. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these By-laws for regular appointments to that office.

Section 5.6. Chairman of the Board. The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the Board of Directors or as may be prescribed by these By-laws. If there is no president, then the chairman of the board shall also be the chief executive officer of the

Corporation and shall have the powers and duties prescribed in Section 5.7 of these By-laws.

Section 5.7. President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the Corporation. He shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the office of president of a Corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these By-laws.

Section 5.8. Vice Presidents. In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these By-laws, the president or the chairman of the board.

Section 5.9. Secretary. The secretary shall keep or cause to be kept, at the principal executive office of the Corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceeding thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these By-laws. He shall keep the seal of the Corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these By-laws.

Section 5.10. Chief Financial Officer. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all money and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as chief financial officer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these By-laws.

ARTICLE VI

STOCK

Section 6.1. Certificates or Uncertificated Shares. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all or any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. The shares of the Corporation's stock shall be entered in the books of the Corporation and registered as they are issued. Any certificates representing shares of stock shall be in such form as the Board of Directors shall prescribe. Every holder of stock represented by certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation or its agent shall send to the registered owner thereof a written notice that shall set forth the name of the Corporation, the name of the stockholder, the number of shares of the stock represented, and any restrictions on the transfer or registration of such shares of stock imposed by the Corporation's Certificate of Incorporation, these By-laws, any agreement among stockholders or any agreement between stockholders and the Corporation.

Section 6.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

ARTICLE VII

INDEMNIFICATION

Section 7.1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. Notwithstanding the preceding sentence, except as otherwise provided in Section 7.3 of this Article VII, the Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the commencement of such proceeding (or part thereof) by such person was authorized in the specific case by the Board of Directors of the Corporation.

Section 7.2. Prepayment of Expenses. The Corporation shall pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article VII or otherwise.

Section 7.3. Claims. If a claim for indemnification or payment of expenses under this Article VII is not paid in full within 60 days after a written claim therefor has been received by the Corporation, the claimant shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 7.4. Non-Exclusivity of Rights. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7.5. Other Indemnification. The Corporation's obligation, if any, to indemnify or to advance expenses to any director or officer who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

Section 7.6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any director or officer in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 7.7. Other Indemnification and Advancement of Expenses. This Article VII shall not limit the right of the Corporation to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than directors and officers when and as authorized by appropriate corporate action.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 8.2. Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 8.3. Manner of Notice and Waiver of Notice of Meetings of Stockholders.

(a) Except as otherwise provided herein or permitted by applicable law, notices to stockholders shall be in writing and delivered personally or mailed to the stockholders at their addresses appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the Corporation under any provision of applicable law, the Certificate of Incorporation, or these By-laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within 60 days of having been given written notice by the corporation of its intention to send the single notice permitted under this Section 8.3(a), shall be deemed to have consented to receiving such single written notice.

(b) Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders need be specified in any written waiver of notice.

Section 8.4. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 8.5. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device or method, provided that the records so kept can be converted into clearly legible form within a reasonable time.

Section 8.6. Amendment of By-laws. These By-laws may be altered or repealed, and new By-laws made, by the Board of Directors, but the stockholders may make additional by-laws and may alter and repeal any by-laws whether adopted by them or otherwise.